Exhibit 99.1

CollPlant Announces Proposed Name Change to OptiPhi Computing Reflecting Expansion to Computing with Light

Proposed new identity reflects the Company’s strategic business expansion following its acquisition of LightSolver; change subject to shareholder approval

Rehovot, Israel, November 4, 2026 -- CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced that its Board of Directors has approved a proposal to change the Company’s name to OptiPhi Computing Ltd., subject to shareholders approval and completion of the applicable corporate and regulatory procedures. The proposed name reflects the Company’s focus on computing with light following its acquisition of LightSolver Ltd. (“LightSolver”) in September 2026.

The Company intends to submit the proposed name change for approval at an upcoming general meeting of shareholders, scheduled for November 24, 2026. In connection with the proposed change, the Company also intends to change its Nasdaq trading symbol from “CLGN” to “OPHI”, subject to Nasdaq confirmation and completion of the applicable process. Until the changes become effective, the Company will continue to operate under the CollPlant Biotechnologies Ltd. name and trade on Nasdaq under “CLGN”. The Company plans to announce the effective date of the changes separately.

The proposed OptiPhi Computing name brings together optics and physics, reflecting the scientific foundations of LightSolver’s technology. While light is already used to transmit data across computing infrastructure, LightSolver is developing a Laser Processing Unit (LPU) that uses interacting lasers to perform computation itself. The proposed identity is intended to reflect the Company’s expanded business focus and its growing presence in photonic computing.

“The transition to OptiPhi Computing marks a pivotal milestone in our corporate evolution, aligning our identity with the immense, high-growth opportunities we see in photonic computing,” said Eran Rotem, CEO and CFO of CollPlant. “This new name perfectly captures our expanded strategic vision and our commitment to driving long-term shareholder value through next-generation deep tech.”

“We believe the future of computing will be built on light. OptiPhi reflects our ambition to pioneer a fundamentally new computing architecture, where photons do more than carry information — they compute,” said Dr. Ruti Ben Shlomi, Co-Founder and CEO of LightSolver. “This is an important step in establishing photonic computing as a core part of the company’s identity while we continue advancing the LPU toward commercialization.”

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech photonic computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. CollPlant also retains its proprietary plant-derived recombinant human collagen (rhCollagen) and bio-ink assets, for 3D bioprinting of tissues and organs and medical aesthetics. For more information about CollPlant, visit www.collplant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the timing of trading under the Company’s proposed new name and ticker symbol and the future prospects, business plans and growth strategies of the Company. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments, and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; the Company’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investors Contact

Collplant Biotechnologies

investors@lightsolver.com

Media Contact

ARX North American Equities Desk

collplant@arxhq.com